September 7, 2022

BY EDGAR

Austin Pattan

Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mangomill plc

Registration Statement on Form S-4

Filed June 22, 2022

CIK No. 0001929589

Dear Mr. Pattan and Mr. Shainess:

We set forth below the response of Mangomill plc (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 25, 2022 with respect to the Registration Statement on Form S-4 (the “Original Registration Statement”) filed on June 22, 2022, as amended by Amendment No. 1 to the Original Registration Statement (the “Registration Statement”) filed on the date of this letter. We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Unless otherwise indicated, page number references below refer to the Registration Statement.

Registration Statement on Form S-4 filed June 22, 2022

Questions and Answers

What interests do the Sponsor and other Initial Shareholders and APHC’s current officers and directors have in the Business Combination?, page 20

1.

Please tell us how you determined the $4.315 assumed Exchange Ratio as of March 31, 2022. In this regard, you define Exchange Ratio as the Aggregate Share Consideration divided by the Diluted Share Amount and it appears that your calculation here is based on the Diluted Share Amount divided by the Aggregate Share Consideration. Please explain or revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 49, 94, 134 and 153 of the Registration Statement to reflect an assumed Exchange Ratio as of June 30, 2022 of 0.230, which reflects the correct assumed Exchange Ratio as calculated by dividing the Aggregate Share Consideration by the Diluted Share Amount.

Prospectus Summary, page 30

2.	Please provide an illustrative diagram showing the expected ownership structure prior to and following the business combination.

In response to the Staff’s comment, the Company has included the diagrams on page 36 and 37 of the Registration Statement to reflect the expected ownership structure prior to and following the business combination.

3.

Provide clear and quantified disclosure about the significant portion of the combined company’s total outstanding shares that may be sold into the market following the business combination. Identify each set of investors that will have certain registration rights and specify the number of securities they will be able to sell pursuant to future resale registration statements that the combined company will be required to file. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below APHC’s IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

In response to the Staff’s comment, the Company has revised the Summary beginning on page 40 of the Registration Statement to provide additional disclosure about the Combined Company Ordinary Shares that may be sold in the public market after the closing of the Merger, including information about investors that will have registration rights. Further, the additional disclosure discusses the negative pressure potential sales could have on the trading price for the Combined Company securities and highlights that certain investors may have an incentive to sell even though the trading price is below APHC’s IPO price.

Lock-Up Agreement, page 36

4.

With a view toward revised disclosure, provide us with the legal basis for your conclusion that, as it relates to the sponsor, the Lock-Up Agreement supersedes the obligations of the Sponsor under the letter agreement between APHC and the Sponsor entered into in connection with the APHC IPO. Additionally, tell us how the structure of this agreement is consistent with the disclosure in APHC’s IPO registration statement on Form S-1, which contemplated that the sponsor would be subject to lock-up restrictions until one year after the completion of the initial business combination, subject to certain limited exceptions.

The Company respectfully advises the Staff that the description of the lock-up provisions in APHC’s Form S-1 was a complete and accurate description of such provisions at the time of the APHC IPO. In response to the Staff’s comment, the Company has revised the Summary beginning on page 38 of the Registration Statement to provide additional disclosure on how the Lock-Up Agreement supersedes the obligations of the Sponsor under the letter agreement between APHC and the Sponsor entered into in connection with the APHC IPO. The Company respectfully advises the Staff that it is common for lock-up restriction terms to be amended, restated and/or superseded in connection with SPACs entering into a definitive agreement for the initial business combination or as a result of evolving market conditions and practices over time. As such, although the lock-up restrictions set forth in the letter agreement are currently still in effect, they can and are expected to be superseded pursuant to the terms of the Lock-Up Agreement and in accordance with the terms of the existing letter agreement when the Lock-Up Agreement becomes effective upon closing of the Merger.

Interests of Certain Persons in the Business Combination, page 44

5.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 21, 22, 48, 49, 50, 93, 94, 95, 96, 133, 134, 135, 136, 152, 153, 154 and 155 of the Registration Statement to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on the completion of a business combination. The Company respectfully advises the Staff that Dr. Wang, who controls the Sponsor, is also a director of APHC and is expected to be a director of the Combined Company.

6.

Identify the affiliate of the sponsor controlled by APHC’s co-founder that participated in MariaDB’s Series D offering at a valuation for MariaDB below the Merger Agreement valuation. Additionally, here and in the background of the Business Combination section, discuss how this affiliate became aware and determined to participate in the financing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 49, 94, 134, 145, 149 and 153 of the Registration Statement to identify the affiliate of the Sponsor and on page 142 of the Registration Statement to describe how this affiliate became aware of the opportunity to participate in the financing.

Redemption Rights, page 46

7.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 204 and 213 of the Registration Statement to clarify that certain shareholders agreed to waive their redemption rights for no consideration.

Risk Factors, page 58

8.

Please discuss the potential impact on the transaction related to the resignation of Goldman Sachs and J.P Morgan. We note that both Goldman Sachs and J.P Morgan were underwriters for the IPO of the SPAC and that J.P. Morgan was a placement agent for the PIPE transaction. If either firm would have played a role in the closing, please revise to identify the party who will be filling the role of J.P Morgan or Goldman Sachs, respectively.

The Company respectfully informs the Staff that because APHC and MariaDB have decided to undertake the roles that would have been played by J.P. Morgan and Goldman Sachs, the Company does not believe that Goldman Sachs and J.P. Morgan’s resignations are likely to prevent the consummation of the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 of the Registration Statement.

9.

Please tell us whether you are aware of any disagreements with Goldman Sachs or J.P. Morgan regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Goldman Sachs and J.P. Morgan were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Goldman Sachs and J.P. Morgan is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

The Company respectfully informs the Staff that Goldman Sachs and J.P. Morgan were not responsible for the preparation of any disclosure that is included in the Registration Statement but received a draft of paragraphs 2, 5 and 6 of “APHC Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” beginning on page 219 of the Original Registration Statement relating to Goldman Sachs and J.P. Morgan’s withdrawal, proposed responses to questions 8, 9, 10, 11, 15, 19, 40, 41 and 42 included in this letter, the newly added risk factor titled “J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C. were to be compensated in connection with the Business Combination. J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C. waived such compensation and disclaimed any responsibility for any portion of any registration statement that may be filed in connection with a potential initial business combination,” beginning on page 101 of the Registration Statement and a revised draft of paragraphs 2, 5 and 6 of “APHC Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” beginning on page 219 of the Registration Statement reflecting proposed amendments responsive to the questions in this letter. Counsel for Goldman Sachs and J.P. Morgan advised us that they, Goldman Sachs and J.P. Morgan had received the draft disclosures but would not review, comment or otherwise affirmatively agree or disagree with the draft disclosures. In response to the Staff’s comment, the Company has added a risk factor beginning on page 101 of the Registration Statement.

10.

Disclose whether either Goldman Sachs or J.P. Morgan provided you with their rationale for the respective fee waivers. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that both Goldman Sachs and J.P. Morgan have performed all their obligations to obtain their fees and therefore are gratuitously waiving the right to be compensated.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 of the Registration Statement.

11.

Please revise your disclosure to highlight for investors that Goldman Sachs and J.P. Morgan’s withdrawal indicates that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that these firms have been previously involved with the transaction.

The Company respectfully advises the Staff that none of J.P. Morgan, Goldman or any of their affiliates have informed APHC or MariaDB or, to the knowledge of APHC and MariaDB, the PIPE Investors, that they have withdrawn their association with the Registration Statement; however, both J.P. Morgan and Goldman have disclaimed any responsibility for any portion of any registration that may be filed in connection with a potential initial business combination. In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 of the Registration Statement.

12.

Discuss the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has added a risk factor on pages 97 and 98 of the Registration Statement to discuss the material risks to unaffiliated investors presented by taking MariaDB public through the Business Combination rather than an underwritten offering.

The Sponsor, our founders, directors or officers or their affiliates may elect to purchase shares from Public Shareholders..., page 90

13.

Refer to your disclosure that your sponsor or its affiliates may purchase APHC Class A Ordinary Shares in privately negotiated transactions or in the open market prior to the Merger. We note that the purpose of such purchases “could be to vote such APHC Class A Ordinary Shares in favor of the Business Combination, including the Required Proposals, and thereby increase the likelihood of obtaining shareholder approval of the Business Combination.” Please note that as a condition to the staff not objecting to purchases by a SPAC sponsor or its affiliates outside of a redemption offer, the registration statement for the business combination transaction should include a representation that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction. For guidance, refer to Compliance and Disclosure Interpretation Question 166.01 of Tender Offers and Schedules.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement to confirm that any APHC Class Ordinary Shares purchased by APHC’s sponsor or its affiliates would not be voted in favor of approving the business combination transaction.

Risk Factors

The Combined Company qualifies as an emerging growth company..., page 105

14.

You disclose that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Please revise here to clarify whether the Combined Company will elect to avail itself of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 clarifying that the Combined Company will elect to avail itself of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act.

Background of the Business Combination, page 130

15.

Please describe what relationship existed between Goldman Sachs, J.P Morgan and Angel Pond Holding Corporation after the close of the IPO, including any financial or merger- related advisory services conducted by either firm. For example, clarify whether Goldman Sachs or J.P. Morgan had any role in the identification or evaluation of business combination targets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 146 and 147 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 181

16.

Please revise to disclose what will happen if more than 25,051,556 public shareholders elect to redeem their shares such that you are unable to meet the minimum cash condition or maintain at least $5,000,001 in net tangible assets. If the Merger will not be consummated were this to happen, revise to clearly indicate as such. Alternatively, to the extent you can choose to waive such conditions or you intend to obtain additional financing to fund such redemptions, please include a discussion regarding the impact on the pro forma financials or affected amounts within such financial statements should more than 25,051,556 public shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S- X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 193 and 194 of the Registration Statement.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 186

17.

We note adjustment (G) reflects the probable settlement of warrants held by the European Investment Bank. Please revise to disclose how this settlement relates to the terms of the Business Combination as described on page 179 and disclose what happens to these warrants if they are not settled at or prior to the Business Combination. Also, explain how the $9.2 million relates to the terms of the warrants, which appear to cap the put option settlement at €8.0 million. Alternatively, to the extent settlement of the warrants is not related to the terms of the Business Combination, explain why such adjustment is necessary here.

The Company respectfully advises the Staff that the settlement of the warrants held by the European Investment Bank (“EIB”) are not directly related to the terms of the Business Combination. However, we believe that the cash settlement of the warrants is probable to occur prior to the Business Combination or shortly thereafter, and therefore is material to the investors as outlined in Article 11-01(a)(8) of Regulation S-X. Accordingly, the Company has recognized such transaction as a transaction accounting adjustment in the pro forma financial information. The Company believes the revised disclosures in footnote (G) of the Unaudited Pro Forma Condensed Combined Balance Sheet outline the facts of the warrants held by the EIB in a manner that provides investors sufficient information surrounding the transaction.

Under the terms of the agreement with EIB, each warrant held by EIB includes a put option, whereby EIB has the right to require MariaDB to repurchase the warrants by paying EIB an amount equal to the then-current fair market value subject to a maximum amount. On August 8, 2022, MariaDB received from EIB written notice exercising its right to require MariaDB to repurchase warrants at a maximum purchase price of €8.0 million (or $7.9 million (net cash settlement)) at a fair value of €1.59 per warrant outstanding. MariaDB is obligated to repurchase the warrants within 30 days after receipt of the notice from EIB. However, the maximum purchase price of €8.0 million does not result in the repurchase of all outstanding warrants held by EIB. The remaining incremental warrants held by EIB are probable to be settled prior to the Business Combination or shortly thereafter at a settlement price to be determined pursuant to the Finnish Companies Act.

The settlement value ascribed to these incremental warrants under the Black-Scholes option-pricing model was reflected as a liability in MariaDB’s interim unaudited balance sheet as of June 30, 2022 and audited historical balance sheet as of September 30, 2021.

Accordingly, the Company respectfully advises the Staff that the pro forma adjustment of $8.6 million as of June 30, 2022 as shown in the Registration Statement, and the previous pro forma adjustment of $9.2 million as of March 31, 2022 as shown in the Registration Statement, consists of the maximum purchase price to be paid for warrants to be purchased in connection with EIB’s exercise of its put option together with the incremental warrants that are to be settled in accordance with the Finnish Companies Act.

The Company further advises the Staff that it has revised footnote (G) on page 199 of the Registration Statement to indicate the cash settlement is probable to occur for all outstanding warrants held by EIB prior to the Business Combination, or shortly thereafter.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 187

18.

We note your adjustments CC and DD remove transaction costs included in MariaDB’s historical statement of operations for the six months ended 3/31/22 and reflects all transaction costs as if they incurred on October 1, 2021. Please revise to only reflect the amounts not already included in the historical financial statements. In this regard, the adjustments should not remove costs from the interim period historical financial statements. Rather the adjustments for the year ended September 30, 2021 should only include amounts not already reflected in the historical financial statements. Refer to Article 11-02(a)(6) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the presentation of the Unaudited Pro Forma Condensed Combined Statement of Operations beginning on page 197 and related adjustments CC and DD on page 200 to reflect only the amounts not already included in the historical audited financial statements for the year ended September 30, 2021.

APHC Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 206

19.

We note that both Goldman Sachs and J.P. Morgan were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, and an additional 2% of the gross proceeds of the partial exercise of the overallotment option. While the underwriters have waived their entitlement to payment of any deferred compensation, please revise to disclose whether any of the above fees will be forfeited by their resignation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 219 of the Registration Statement to provide additional disclosure that Goldman Sachs and J.P. Morgan have not forfeited, and do not intend to forfeit, any underwriting fees that have already been paid in connection with the APHC IPO.

Information about MariaDB, page 209

20.

We note your disclosure on page 82 that you rely on third parties to provide technologies used in the operation of the business. Please summarize the material terms of your agreements with these third parties and file the agreements as exhibits.

In response to the Staff’s comment, the Company respectfully advises the Staff that the types of commercial contract arrangements that are referred to in this risk factor are of a nature that ordinarily accompanies the kind of business conducted by MariaDB, none of which are sole or limited source arrangements or arrangements on which MariaDB is otherwise substantially dependent. MariaDB obtains the SaaS technologies referred to in this risk factor from well-established providers on standard terms and conditions offered by such providers to their customers. MariaDB believes that it would be able to find alternative third-party technology providers without undue hardship. Consequently, the Company respectfully advises the Staff that it does not believe that the specific terms of such contracts are material to APHC’s shareholders or that such contracts are required to be filed under the SEC’s exhibit requirements under Regulation S-K Item 601(b)(10). The Company has revised the disclosure on page 87 to clarify the nature of these third-party arrangements.

MariaDB Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 226

21.

We note that certain of the disclosure in the Overview section of Management’s Discussion and Analysis is a repetition of information provided in your Business discussion. Please revise to provide a more tailored and streamlined discussion that identifies the most important themes, or other significant matters with which management is concerned, in evaluating the company’s financial condition and operating results for the reported periods included in your financial statements. Refer to Item 303(a) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comments and has modified the disclosure in the Overview section of Management’s Discussion and Analysis of the Registration Statement beginning on page 239 to address the Staff’s comments.

Key Business Metrics, page 230

22.

We note that your calculation of annualized recurring revenue (ARR) assumes any annual subscription agreement expiring during the next 12 months will be renewed on its existing terms. We also note that you annualize revenue from your monthly subscription customers. Please explain further you basis for assuming annual contracts will renew and for annualizing monthly contracts. Please tell us, and revise to disclose, the renewal rates for each of your annual and monthly arrangements for each period presented to support your assumptions. Also, tell us the amount of revenue from your monthly contracts for each period presented. Refer to SEC Release No. 33-10751.

The Company respectfully advises the Staff that Annual Recurring Revenue (ARR) is calculated at a period end and is not subject to revision to reflect the impact of any known or projected future events that may cause any contract not to be renewed. In addition, the Company respectfully advises the Staff that customer contracts can have terms as long as five years, thus renewal decisions are not made as frequently as if the contracts solely had annual terms. MariaDB has experienced consistent renewals and steady retention across its existing annual subscription customer base. As a result, MariaDB has provided the dollar-based net retention rate at a single point in time to provide an indication as to the retention of its subscription customers. MariaDB believes the most appropriate measure of renewal rates for its business is the Net Revenue Retention Rate included in the Key Business Metrics, as it measures the growth in the use of MariaDB’s service offerings by its existing subscription customers.

Further, MariaDB respectfully advises the Staff that within the MariaDB SkySQL subscription service offering, a de minimis subset of customer subscription contracts are pay-as-you-go. The ARR associated with these monthly pay-as-you-go subscriptions is immaterial and accounted for less than 1% for all periods presented. MariaDB considers these annualized pay-as-you-go revenues relevant in the determination of ARR as it aligns with MariaDB’s strategic goal to convert the pay-as-you-go subscribers to annual customers.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 250 of the Registration Statement, to clarify the basis of its assumptions that the annual and pay-as-you-go contracts will renew.

23.

Please tell us whether ARR includes usage-based fee arrangements. If so, revise to clarify how such fees are included in your calculations and explain how usage in a given period is indicative of recurring revenue on an annualized basis. Further, clarify, if true, that since usage-based fees are not contractually recurring, this measure may not be indicative of revenue generated in future periods. Lastly, tell us the amount of revenue recognized from usage-based fee arrangements for each period presented.

The Company respectfully advises the Staff that substantially all of MariaDB’s SkySQL subscription contracts include a usage-based minimum commitment for a fixed contractual period. MariaDB includes the minimum usage commitment in calculating ARR. Usage-based revenue beyond the minimum commitment (the overage) is not included in the ARR calculation. MariaDB considers that revenue recognized from usage-based fee arrangements beyond the minimum commitment that is excluded from ARR is de minimis compared to total subscription revenue.

Non-GAAP Financial Measures, page 232

24.

Please revise to disclose net loss margin, the comparable GAAP measure to adjusted EBITDA margin, with greater prominence for each period presented. Also, please move your discussion of non-GAAP measures so that it follows your GAAP results discussion to avoid giving undue prominence to your non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 252 of the Registration Statement to provide the net loss margin directly above the presentation of the adjusted EBITDA margin.

In response to the Staff’s comment, the Company has moved MariaDB’s discussion of non-GAAP measures to follow the discussion of MariaDB’s results of operations under GAAP, beginning on page 251 of the Registration Statement.

Description of Securities

Combined Company Private Warrants, page 285

25.	Identify the certain limited exceptions to the 180-day restriction on transfer of the private warrants.

In response to the Staff’s comment, the Company has revised the disclosure on pages 298 and 299 of the Registration Statement to identify the certain limited exceptions to the 180-day restriction on transfer of the private warrants.

Beneficial Ownership of Securities, page 310

26.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

In response to the Staff’s comment, the Company has revised the beneficial ownership table on page 325 of the Registration Statement to reflect the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Maria DB Corporation—Notes to Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies Subscription Revenue, page F-55

27.

You disclose that the term software license and the PCS bundle is considered a combined performance obligation. Please explain how such determination was made and specifically address how you applied the guidance in ASC 606-10-25-21. Also tell us how much revenue was generated from these arrangements compared to your database-as-a-service offerings for each period presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the MariaDB Enterprise product offering builds upon open source software and provides customers with a packaged and integrated solution that unlocks the full potential of the application within the open source platform. Under this product offering the term software license is comprised primarily of MariaDB’s open source software, MariaDB Community Server, which is offered under the General Public License (GPL) open source licensing model conformant to the definition per the Open Source Initiative or OSI; and the Business Source Model (BSL) open source code, which has some usage restrictions but still fits many of the characteristics of open source as defined by the OSI, and therefore, is available to the public for free. MariaDB also offers certain of our products in conjunction with the MariaDB Enterprise solution, including MariaDB MaxScale, MariaDB ColumnStore and MariaDB Xpand, under either a limited source BSL or proprietary license. Under the BSL licenses, licensees can copy, modify and redistribute the source code for such products for any non-production purpose. After a period of time, typically four years, the BSL license automatically converts to a GPL open source license. Therefore, MariaDB’s product offerings governed by the BSL are also open source and available to the public for free. MariaDB’s proprietary licenses apply only to the MariaDB Xpand product, which is currently immaterial in terms of revenue contribution.

The core functionality of MariaDB’s platform is the open source database software that integrates advanced features with a premium support subscription offered with MariaDB Enterprise. These unlocked features are exclusively available with the support subscription through the long-term PCS. The MariaDB Enterprise users purchase the subscription for the benefits associated with the PCS, which includes the following unlocked features: upgrades, updates and technical support, which includes consultation with specialists to assist with customer specific issues, and periodic unspecified updates to alleviate defects and apply security patches, which remedy continuous security alerts. These activities transfer over time and do not result in functionality being transferred at the inception (i.e., the functionality of the open source license is affected over time by these services).

These additional support features made available through the MariaDB Enterprise subscription are essential to a user in mitigating loss of data, improving backups, scaling information growth, ensuring security, CID compliance, ensuring high availability, load balancing, and overall scalability of data. As part of the PCS, MariaDB stands ready to provide mission-critical services and to restore service (due to outages caused by crashes, replication failures, table corruption, etc.) and assist with command syntax, upgrades, and other general product usage topics. Minor and critical maintenance releases of the MariaDB Enterprise Server incorporate bug fixes and security fixes, all of which undergo extensive quality assurance testing before release to subscription customers.

MariaDB evaluates each of the goods and services provided in a contract to determine if each good or service is capable of being distinct and distinct in the context of the contract in accordance with ASC 606-10-25-21. The MariaDB Enterprise subscription that includes the open source software license may only be sold as a combined solution with PCS. Although the software license is a component of the MariaDB Enterprise solution, the open source nature of the license signifies that the underlying source code is available to the public for free and there would be no transfer of control required. Consequently, MariaDB concluded that there is zero value ascribed to the open source license that governs materially all of the software included in the subscription arrangement and that it does not represent a promised good or service within the arrangement.

PCS represents MariaDB’s promise to stand ready to provide technical support services and to provide unspecified (when-and-if-available) updates, upgrades and enhancements over the course of the customer’s subscription. MariaDB has concluded that although these represent two distinct sets of promised services, they are both stand-ready obligations that are being provided over the same period of time and have the same pattern of transfer to the customer. In accordance with ASC 606-10-25-14(b), these separate performance obligations meet the requirements to qualify as a series, therefore, MariaDB concluded that it is appropriate to combine these performance obligations into a single combined performance obligation.

In response to the Staff’s comment, MariaDB has revised the disclosure on page F-55 and F-56 to clarify how it applied the guidance to conclude there is one combined performance obligation. MariaDB advises that revenue from MariaDB Enterprise and MariaDB SkySQL was $27.5 million and $0.9 million for the nine months ended June 30, 2022, and was $22.4 million and $0.6 million for the nine months ended June 30, 2021, respectively, and $30.9 million and $0.9 million for the year ended September 30, 2021, and approximately $25.9 million and $0.1 million for the year ended September 30, 2020, respectively. MariaDB has revised Note 3 - Revenue in the unaudited interim financial statements for the period ended June 30, 2022 and the historical audited financial statements for the year ended September 30, 2021 on pages F-86 and F-62, respectively, of the Registration Statement to disclose revenues by subscription product category, which includes revenue from MariaDB Enterprise and MariaDB SkySQL.

28.

You indicate that the licenses provided are obtainable in an open-source General Public License. Please explain what this means and clarify whether any or all of the licenses sold in the arrangements with PCS are otherwise available for free if not purchased with PCS. Also tell us how these licenses relate to the MariaDB Community Service and the premium enterprise products described on page 227 and elsewhere.

MariaDB advises that the MariaDB Enterprise Server, which is built upon the MariaDB Community Server, is considered open source software, licensed under the GNU General Public License version 2 (“GPL v2”) which grants users or licensees broad freedom to view, use, copy, modify and redistribute the source code of the server, and is available for free if not purchased with PCS. MariaDB also offers certain of its products in conjunction with the MariaDB Enterprise solution, including MariaDB MaxScale, MariaDB ColumnStore and MariaDB Xpand, under either a limited source (i.e., the Business Source License (“BSL”)) or proprietary license. Under the BSL licenses, licensees can copy, modify and redistribute the source code for such products for any non-production purpose. After a period of time, typically four years, the BSL license automatically converts to a GPL open source license. Therefore, MariaDB’s product offerings governed by the BSL are also open source and available to the public for free. Our MariaDB’s proprietary licenses apply only to the MariaDB Xpand product, which is currently immaterial in terms of revenue contribution.

To further summarize and clarify, the MariaDB Enterprise offering and underlying products are governed by the following agreements and licenses:

Offering / Product	Governing Agreements / License Type

MariaDB Community Server	+ GPL V2

MariaDB Enterprise	Enterprise Subscription Agreement

MariaDB Enterprise Server	+ GPL V2

MariaDB MaxScale	+ BSL

MariaDB Xpand	+ Proprietary Terms

MariaDB ColumnStore	+ BSL

29.

We note your disclosures on page 245 regarding revenue contracts that involve the use of third-party vendors. Please explain further to us, and revise your footnote disclosures to clarify, what these arrangements entail, how third-party vendors are involved and how you determined you are the principal in the arrangements. Refer to ASC 606-10-55-36 to 55-40. Also, tell us the amount of revenue recognized from these third-party vendor sales for each period presented.

The Company respectfully advises the Staff that third-party vendors are utilized in connection with the MariaDB Enterprise product offering. MariaDB provides certain integrated features, such as monitoring tools that are integrated in the combined promise and are not considered a specified good or service in accordance with ASC 606-10-55-36, and therefore, are not subject to the following principal versus agent considerations.

MariaDB also provides certain optional add-on services, such as clustering support. MariaDB enters into these arrangements directly with third parties and offers these add-on services to customers with MariaDB Enterprise. In connection with the MariaDB Enterprise offering, the customers do not enter into a separate arrangement with the third parties, and the goods and services are controlled by MariaDB during the term of the arrangement.

In these arrangements, MariaDB assesses the contracts to determine if its revenue and expense should be presented gross or net. The determination as to whether revenue should be reported gross of amounts billed to customers (gross basis) or net of payments to the third vendors (net basis) requires judgment, which is based on our assessment of whether MariaDB is acting as the principal or an agent in the transaction.

MariaDB determined it is the principal in the transaction with the end MariaDB is user as a result of controlling, hosting, and integrating the delivery of the virtual items to the end user.

MariaDB is the primary obligor because it directs the use of the add-on features, establishes pricing, establishes and maintains a direct relationship with the customer, and takes the risk of loss for delivery, collection, and returns. Based on these and other factors, MariaDB reports revenue from contracts that involve the use of third-party vendors on a gross basis.

Revenue recognized from the third-party arrangements amounted to approximately 3% or less of total subscription revenue for MariaDB in all periods.

In response to the Staff’s comments, MariaDB has revised the disclosure in Note 2 - Significant Accounting Policies to MariaDB’s historical audited financial statements for the year ended September 30, 2021 beginning on page F-57 of the Registration Statement.

Services Revenue

Contracts with Multiple Performance Obligations, page F-56

30.	Please revise here to disclose the methods and assumptions used to determine standalone selling price for each of your performance obligations. Refer to ASC 606-10-50-20.

The Company respectfully acknowledges the Staff’s comment and the disclosure in MariaDB Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 2 – Significant Accounting Policies to MariaDB’s historical audited financial statements for the year ended September 30, 2021 has been revised beginning on page 257 and F-55, respectively, of the Registration Statement.

31.

We note that the remaining performance obligations equal your deferred revenue for each period presented. Please tell us how multi-year contracts, that are invoiced annually, are included in your remaining performance obligation calculations.

MariaDB advises that multi-year contracts are typically invoiced on an annual basis. Accordingly, MariaDB has revised Note 3 – Revenue to MariaDB’s unaudited interim financial statements for the period ended June 30, 2022 and the historical audited financial statements for the year ended September 30, 2021 on page F-87 and F-62, respectively, of the Registration Statement to include the entire contract value, including unbilled amounts, within the remaining performance obligation disclosure.

Disaggregation of revenue, page F-57

32.

You state that you believe the nature, amount, timing and uncertainty of revenue and cash flows and how they are affected by economic factors is most appropriately depicted through your primary geographical markets and subscription product categories; however, you only disclose disaggregated information for the geographic locations. Please revise to also include the information for the subscription product categories or further explain this disclosure. Similar consideration should be made to the disclosures on page F-83. Refer to ASC 606-10-55-89 to 55-91.

The Company respectfully acknowledges the Staff’s comment regarding disaggregation of revenue by subscription product categories and the disclosure in Note 3 – Revenue to MariaDB’s unaudited interim financial statements for the period ended June 30, 2022 and the historical audited financial statements for the year ended September 30, 2021 has been revised beginning on pages F-86 and F-61, respectively, of the Registration Statement to include the disaggregation of revenue between MariaDB Enterprise and MariaDB SkySQL offering subscriptions.

33.

Please revise to disclose revenue from customers attributed to your country of domicile. If revenue from external customers attributed to any individual foreign country is material, such revenues should also be separately disclosed. Also, disclose the basis for attributing revenues to individual countries. In addition, revise to disclose long-lived assets located in your country of domicile and as well as those located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets should be disclosed separately. Refer to ASC 280-10-50-41.

The Company respectfully acknowledges the Staff’s comment with regards to the disaggregation of revenue and long-lived assets and the disclosure in Note 3 – Revenue and Note 15 – Geographic Information to MariaDB’s unaudited interim financial statements for the period ended June 30, 2022 and Note 3 – Revenue and Note 16 – Geographic Information to MariaDB’s historical audited financial statements for the year ended September 30, 2021 has been revised to be in accordance with ASC 280-10-50-41.

MariaDB advises that there is no material revenue from external customers attributed to any foreign country other than the United States in any period disclosed. The basis for attributing revenues to individual countries is the billing address with respect to each contract.

Further, MariaDB acknowledges that with MariaDB’s global presence certain countries outside the country of domicile hold material long-lived assets, including the United States and Bulgaria.

Note 12. Income Taxes, page F-72

34.

Please revise to provide a breakdown, between foreign and domestic, for the components of income (loss) before income taxes expense (benefit) for each period presented. Refer to Rule 4-08(h) of Regulation S-X. Also, tell us what the line items in your effective tax rate reconciliation for “other deferred adjustments” and “return to provision” represent and explain why your effective tax rate was not impacted by taxes paid in foreign jurisdictions. In addition, revise to include a discussion regarding the nature of these adjustments. Refer to ASC 740-10-50-12. Lastly, revise your disclosures on page 241 to include a quantified discussion of the factors that contributed significantly to your tax provision (benefit) and discuss any material items that are not expected to impact your effective tax rate in the future. Refer to Item 303 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and Note 13 – Income Taxes beginning on page F-73 to MariaDB’s historical audited financial statements for the year ended September 30, 2021 has been revised to provide the breakdown of the components of income (loss) before income taxes, between foreign and domestic, per Rule 4-08(h) of Regulation S-X. MariaDB has revised its effective tax rate reconciliation to provide more detail of “other deferred adjustments,” which previously comprised of tax credits and other insignificant items for which no individual item was more than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. The line for “return to provision” reflects changes in estimates to amounts reported for the 2020 reporting period as a result of filing the 2020 U.S. income tax returns. Such changes in estimates were identified in 2021 and are related to additional deductions for various expenses. The Company further advises the Staff that MariaDB has revised the effective tax rate reconciliation to include the income tax effects of income taxes related to MariaDB’s foreign entities.

The Company respectfully advises the Staff that the disclosure adequately describes the factors that contributed significantly to the MariaDB’s tax provision (benefit). MariaDB incurred significant operating losses in all periods and recognized no related income tax benefits as a full valuation allowance is maintained. In response to the Staff’s comment, the disclosure on page 247 of the Registration Statement has been modified to include a discussion of the factors that are not expected to impact MariaDB’s effective tax rate in the future.

In the process of responding to the Staff’s comments, MariaDB has also identified certain immaterial disclosure errors that have been revised in the Registration Statement.

Note 15. Subsequent events, page F-75

35.

Please revise to disclose the date through which subsequent events have been evaluated and state whether that date is either the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1.

The Company respectfully acknowledges the Staff’s comment and the disclosure in Note 17—Subsequent Events on pages F-76 and F-77 of the Registration Statement has been revised to disclose the date through which subsequent events were evaluated, which is the date MariaDB’s historical audited financial statements for the year ended September 30, 2021 were originally available to be issued.

MariaDB Corporation Ab—Notes to Condensed Consolidated Financial Statements (Unaudited) Note 2. Summary of Significant Accounting Policies, page F-81

36.	Please disclose the nature and amounts of cash and cash equivalents for each period presented.

The Company respectfully acknowledges the Staff’s comment and Note 2—Summary of Significant Accounting Policies to MariaDB’s unaudited interim financial statements for the period ended June 30, 2022 beginning on page F-82 of the Registration Statement has been revised to include a description of the nature and amounts of cash and cash equivalents for each period presented.

Note 4. Warrants, page F-86

37.

Please revise to disclose what will happen to the Series C warrants held by the European Investment Bank if they are not exercised or settled prior to the Business Combination. Further, disclose that the holders of the Series C warrants issued in June 2020 will be given the opportunity to exercise their warrants in connection with the Business Combination and to the extent they are not exercised, the subscription rights under the warrants will terminate prior to the Merger effective time, as disclosed on page 33.

The Company respectfully advises the Staff that on August 8, 2022, MariaDB received written notice from EIB to exercise its put option, requiring MariaDB to repurchase 5,000,194 warrants at the maximum purchase price of €8 million or ($7.9 million (net cash settlement)).

Under the terms of the agreement EIB maintains the right to exercise its remaining warrants for Series C preferred shares prior to the closing of the Merger. However, on August 17, 2022, a definitive agreement was entered into between MariaDB and EIB to repurchase for cash the remaining incremental Series C warrants held by EIB prior to the Business Combination or shortly thereafter, at a settlement price to be determined pursuant to the Finnish Companies Act. The remaining 326,429 warrants held by EIB have an estimated fair value of $0.3 million and are reflected as a liability in MariaDB’s audited historical balance sheet as of September 30, 2021.

MariaDB has revised its disclosure in Note 16—Subsequent Events to MariaDB’s unaudited interim financial statements for the period ended June 30, 2022 on page F-100 of the Registration Statement to disclose the nature of these events.

Additionally, the disclosure in Note 4—Warrants on page F-88 and page F-64 in MariaDB’s interim unaudited balance sheet as of June 30, 2022 and historical audited balance sheet as of September 30, 2021, respectively, has been revised for the Series C warrants issued in June 2020 to indicate that such subscription rights will terminate, to the extent such warrants are not exercised.

Exhibits

38.

We note that the Domestication is intended to qualify as an F Reorganization for U.S. federal income tax purposes. Please tell us whether a tax opinion was or will be prepared by counsel in connection with this conclusion, and if so, file that opinion as an exhibit.

The Company respectfully informs the Staff that it is currently expected that no separate tax opinion will be prepared by counsel in connection with the F Reorganization.

General

39.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that Mr. Shihuang “Simon” Xie, one of the Company’s co-founders, is a non-U.S. person and also has substantial ties to the Sponsor. An entity wholly owned and controlled by Mr. Xie, Lionyet International Ltd., and Dr. Theodore T. Wang are the co-managers of the Sponsor and have joint voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Lionyet International Ltd. is incorporated in the British Virgin Islands, a British overseas territory, and certain of the employees of Lionyet International Ltd. who exercise management, joint voting and investment discretion for the Sponsor are non-U.S. persons. As of August 31, 2022, the Sponsor held approximately 19.9% of the Company’s outstanding ordinary shares. The Company’s organizational documents do not grant investors in the Sponsor special information or governance rights with respect to the Company. At the Staff’s request, the Company has prepared additional risk factor disclosure beginning on page 111 of the Registration Statement.

40.

Tell us whether Goldman Sachs and J.P. Morgan were involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, if true, revise to clarify that Goldman Sachs and J.P. Morgan claim no role in the business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

The Company respectfully informs the Staff that Goldman Sachs and J.P. Morgan were not responsible for the preparation of any disclosure that is included in the Registration Statement but received a draft of paragraphs 2, 5 and 6 of “APHC Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” beginning on page 219 of the Original Registration Statement relating to Goldman Sachs and J.P. Morgan’s withdrawal, proposed responses to questions 8, 9, 10, 11, 15, 19, 40, 41 and 42 included in this letter, the newly added risk factor titled “J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C. were to be compensated in connection with the Business Combination. J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C., waived such compensation and disclaimed any responsibility for any portion of any registration statement that may be filed in connection with a potential initial business combination.” beginning on page 101 of the Registration Statement and a revised draft of paragraphs 2, 5 and 6 of “APHC Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” beginning on page 219 of the Registration Statement reflecting proposed amendments responsive to the questions in this letter. In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Registration Statement.

41.	Please provide us with any correspondence between Goldman Sachs or J.P. Morgan and MariaDB or Angel Pond Holding Corporation relating to the underwriters’ resignation.

In response to the Staff’s comment, the Company has submitted the termination letter between J.P. Morgan and MariaDB to the Staff via Kiteworks secure file transfer. The Company respectfully informs the Staff that the termination letters between Goldman Sachs or J.P. Morgan and Angel Pond Holding Corporation were previously filed as Exhibit 10.14, Exhibit 10.15 and Exhibit 10.16 to Angel Pond Holding Corporation’s Form 8-K filed by Angel Pond Holding Corporation on May 24, 2022.

42.

Please provide us with APHC’s respective engagement letters with each of Goldman Sachs and J.P. Morgan. Disclose any ongoing obligations of APHC pursuant to the engagement letters that will survive the termination of the engagements, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on APHC in the registration statement.

In response to the Staff’s comment, the Company has submitted the engagement letters between APHC and Goldman Sachs and APHC and J.P. Morgan to the Staff via Kiteworks secure file transfer. In addition, the Company has revised the disclosure on pages 101, 146 and 219 of the Registration Statement to provide additional disclosure on ongoing obligations of APHC pursuant to the engagement letters that will survive the termination of the engagements.

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We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704.

Very truly yours,

/s/ Theodore Wang
Theodore Wang Principal Executive

cc:	Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Jens M. Fischer

Perkins Coie LLP